==========================================================================
As filed with the Securities and Exchange Commission on February 15, 2005
File No. 70-_____
United States Securities and Exchange Commission Washington, D.C. 20549 ________________________________________
FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ________________________________________

Pepco Holdings, Inc.
Potomac Electric Power Company
Pepco Communications, Inc.
POM Holdings, Inc.
Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
Potomac Leasing Associates, LP
AMP Funding, L.L.C.
RAMP Investments, LLC
Pepco Technologies, LLC
701 Ninth Street, N.W.
Washington, DC 20068

Pepco Energy Services, Inc.
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Engineered Services, Inc.
Unitemp, Inc.
Seaboard Mechanical Services, Inc.
PES Home Services of Virginia
Potomac Power Resources, LLC
Pepco Government Services LLC

_____________________________________________________________________________

Pepco Enterprises, Inc.
Severn Construction Services, LLC
W.A. Chester, LLC
W.A. Chester Corporation
ATS Operating Services, Inc.
Atlantic Jersey Thermal Systems, Inc.
Conectiv Thermal Systems, Inc.
Thermal Energy L.P. 1
1300 North 17th Street
Suite 1600
Arlington, VA 22209

PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
PCI Netherlands Corporation
PCI Queensland Corporation
PCI Ever, Inc.
1575 Delucchi Lane
Suite 115
Reno, NV 89502

Friendly Skies, Inc.
5 Kronprindsens Gade
St. Thomas
USV1

PCI Engine Trading, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Conectiv
ACE REIT, Inc.
ATE Investment, Inc.
Atlantic City Electric Company
Atlantic City Electric Transition Funding LLC
Atlantic Generation, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.

_____________________________________________________________________________

Conectiv Bethlehem, LLC
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.
Conectiv Mid Merit, LLC
Conectiv Pennsylvania Generation, LLC
Conectiv Properties and Investments, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
DCTC-Burney, Inc.
Delaware Operating Services Company
Delmarva Power & Light Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
PHI Operating Services Company
PHI Service Company
Vineland Limited, Inc.
Vineland General, Inc.
Conectiv Plumbing, L.L.C.
800 King Street
Wilmington, DE 19899

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc. (Name of top registered holding company)
Anthony J. Kamerick Vice President and Treasurer Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068 (Name and address of agent for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
Christie Day Cannon, Esq. Associate General Counsel Pepco Holdings, Inc. 800 King Street P.O. Box 231 Wilmington, DE 19899 Telephone: (302) 429-3826 Facsimile: (302) 429-3801	William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000 Facsimile: (202) 661-8264
===========================================================================
_____________________________________________________________________________
Table of Contents
Item 1.	Description of Proposed Transactions		1
	A.	Introduction and General Request	1
	B.	Description of the Parties to the Transaction	1
	C.	Current Financing Authorization of PHI	2
	D.	Overview of the Requests	2
	E.	Parameters for Financing Authorization	4
	F.	Description of Specific Types of Financing	6
	G.	Investments in EWGs and FUCOs	16
	H.	Payment of Dividends by Nonutility Subsidiaries Out of Capital or Unearned Surplus	17
	I.	Intermediate Subsidiaries and Nonutility Reorganizations	17
	J.	Exemption of Certain Transactions from At-Cost Requirements	19
	K.	Authorization to Engage in Energy-Related Activities Outside of the United States	20
	L.	Filing of Certificates of Notification	21
Item 2.	Fees, Commissions and Expenses		22
Item 3.	Applicable Statutory Provisions		23
Item 4.	Regulatory Approval		24
Item 5.	Procedure		24
Item 6.	Exhibits and Financial Statements		24
Item 7.	Information as to Environmental Effects		25
i _____________________________________________________________________________
Item 1.	Description of Proposed Transactions
A.	Introduction and General Request
	1.	Introduction

On August 1, 2002, Potomac Electric Power Company ("Pepco") and Conectiv were involved in merger transactions that resulted in Pepco Holdings, Inc. ("PHI") becoming a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act) pursuant to the Order of the Securities and Exchange Commission (the "Commission") dated July 24, 2002 (HCAR No. 35-27553; 70-9913) (the "Merger"). Conectiv was a registered holding company under the Act prior to the Merger and continues as such.

PHI filed an Application-Declaration on Form U-1 with the Commission on August 16, 2001, as amended by pre-effective amendments dated January 11, 2002, April 11, 2002 and July 31, 2002 and post-effective amendments dated July 24, 2003 and October 22, 2003. In Holding Company Act Release No. 35-27557 (July 31, 2002) (the "Prior Financing Order"), the Commission authorized PHI and certain of its subsidiaries, among other things, to perform their ongoing financing activities through the period ending June 30, 2005.

In this Application-Declaration, PHI, Conectiv and the additional companies listed on the signature page request authorization to engage in the various transactions described herein through June 30, 2008 (the "Authorization Period").

B.	Description of the Parties to the Transaction
	1.	PHI
The principal direct subsidiaries of PHI are:
•	Pepco, a public utility company engaged in the transmission and distribution of electricity in Washington, D.C. and major portions of Prince George's and Montgomery counties in suburban Maryland;
•	Conectiv, a registered holding company under the Act;
•	Potomac Capital Investment Corporation, which manages a portfolio of financial investments, primarily energy leveraged leases;
•	Pepco Energy Services, Inc. ("PES"), a competitive energy business providing non-regulated generation, marketing and supply of electricity and gas and related energy management services; and
•	PHI Service Company ("PHISCO"), a service company established in accordance with Section 13 of the Act.
_____________________________________________________________________________
	2.	Conectiv
The principal direct subsidiaries of Conectiv are:
•	Atlantic City Electric Company ("ACE"), a public utility company engaged in the generation, transmission and distribution of electricity in southern New Jersey;
•

Delmarva Power & Light Company ("DPL"), a public utility company engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and the distribution of gas in northern Delaware; and

•

Conectiv Energy Holding Company, an intermediate holding company that holds interests in entities involved in energy and related projects (including exempt projects) or that engage in energy trading activities.

Pepco, ACE and DPL are hereinafter referred to as the "Utility Subsidiaries." PHI subsidiaries, other than the Utility Subsidiaries, are hereinafter referred to as the "Nonutility Subsidiaries." The Utility Subsidiaries and the Nonutility Subsidiaries are collectively referred to herein as the "Subsidiaries."

C.	Current Financing Authorization of PHI
PHI requests that all authorizations granted in the Prior Financing Order be superseded by the Order of the Commission issued pursuant to this Application-Declaration.
D.	Overview of the Requests
PHI and the Subsidiaries hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period.

The proceeds from the sale of external securities will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of PHI and the Subsidiaries, for the acquisition, retirement or redemption of securities previously issued by PHI or the Subsidiaries, for investments in companies organized in accordance with Rule 58 under the Act ("Rule 58 Companies"), exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs") and for other lawful purposes.

Proceeds of any borrowings by the Nonutility Subsidiaries may be used by each such Nonutility Subsidiary (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and equity; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.

2 _____________________________________________________________________________

The approval by the Commission of this Application-Declaration will give PHI and the Subsidiaries flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders.

The financing authorizations and other approvals requested herein relate to:
•

external issuances by PHI of common stock, preferred stock and debt securities (consisting of long-term debt securities issued during the Authorization Period and any short-term debt outstanding as of the time of measurement) in an amount not to exceed $6 billion (the "PHI Financing Limit");

•

the issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans (the "Common Stock Plan Limit");

•

guarantees and other forms of credit support by PHI, Conectiv, the Utility Subsidiaries and the Nonutility Subsidiaries of obligations of affiliated persons in favor of unaffiliated persons in an aggregate amount not to exceed $3.5 billion (the "PHI Guarantee Limit");

•	hedging transactions by PHI and the Utility Subsidiaries (to the extent not exempt pursuant to Rule 52) with regard to their indebtedness;
•	issuances of short-term debt securities by Pepco and DPL not to exceed $500 million and $275 million, respectively, outstanding at any one time;
•	issuances of long-term debt securities and preferred stock by Pepco not to exceed $1.1 billion in aggregate;
•	issuances by Nonutility Subsidiaries of securities and the entering into of hedging transactions that are not exempt pursuant to Rule 52;
•	operation of the PHI System money pool ("Money Pool");
•	intrasystem financing to the extent that such transactions are not exempt pursuant to Rules 45 and 52;
•

the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

•	the ability of wholly owned Subsidiaries to alter their capital stock;
3 _____________________________________________________________________________
•	the use of the proceeds of financings in an amount not to exceed 100% of PHI's consolidated retained earnings plus $4 billion for investments in EWGs and FUCOs (the "PHI Exempt Project Limit");
•	the ability of the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus;
•

the restructuring of PHI's nonutility interests from time-to-time, including the establishment of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing and holding the securities of one or more existing or future Nonutility Subsidiaries;

•	the exemption of certain transactions from the "at cost" requirements of Rules 90 and 91; and
•	the ability of Nonutility Subsidiaries to engage in energy-related activities outside of the United States.
E.	Parameters for Financing Authorization

Authorization is requested herein to engage in certain financing transactions during the Authorization Period. All securities issued by PHI and the Subsidiaries will be subject to the financing parameters discussed as follows:

	1.	Effective Cost of Money

The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

	2.	Maturity of Debt and Final Redemption on Preferred Stock

The maturity of indebtedness will not exceed 50 years. Preferred stock and equity-linked securities will be redeemed no later than 50 years after issuance. Preferred stock issued by PHI and/or Pepco may be perpetual in duration.

4 _____________________________________________________________________________
3.	Issuance Expenses

The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application-Declaration (not including any original issue discount) will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

4.	Financial Condition

PHI, Conectiv and the Utility Subsidiaries are financially sound and each has investment-grade ratings from major national rating agencies. PHI and Conectiv commit that each will maintain a common equity ratio (common equity divided by the sum of common equity, preferred stock, long-term debt and short-term debt) (the "Common Equity Ratio") during the Authorization Period of at least 30%. Additionally, PHI and Conectiv commit that each will maintain during the Authorization Period at least an investment-grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency (as that term is used in paragraphs (c)(2)(vi)(E), (f) and H of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended)[1]. Further, Pepco and DPL each commits that it will maintain a Common Equity Ratio of at least 30% of its capitalization (calculated in the same manner as described above) and at least investment-grade senior unsecured and senior secured debt ratings by at least one nationally recognized rating agency. Pursuant to the Order of the Commission dated October 28, 2002 (HCAR No. 35-27588; 70-9899 and 70-9947), ACE is required to maintain a Common Equity Ratio of not less than 28% through December 31, 2005. After such date, ACE will maintain a Common Equity Ratio of at least 30% during the Authorization Period. ACE commits that it will maintain at least investment grade senior unsecured and senior secured debt ratings by at least one nationally recognized rating agency.

Below are the Common Equity Ratios for PHI, Conectiv and the Utility Subsidiaries as of September 30, 2004.
	PHI		Pepco		DPL		ACE		Conectiv
	Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%
Debt	5,849.3	62.4	1,290.0	54.4	704.7	54.0	1,161.4	68.6	2,929.2	61.5
Preferred Stock	101.6	1.1	73.7	3.1	21.7	1.7	6.2	0.4	27.9	0.6
Common Equity	3,428.5	36.6	1,005.8	42.4	578.4	44.3	525.7	31.0	1,806.7	37.9
Total Capitalization	9,379.4	100.0	2,369.5	100.0	1,304.8	100.0	1,693.3	100.0	4,763.8	100.0

[1]Conectiv may retire all of its outstanding debt before or during the Authorization Period. In such event, Conectiv will no longer maintain a debt rating. Conectiv is not seeking any authorization to issue external debt securities in this Application-Declaration.

5 _____________________________________________________________________________
Below are listed the long-term unsecured debt ratings for PHI, Conectiv and the Utility Subsidiaries as of January 31, 2005:
Senior Unsecured Debt Ratings
Company	Moody's	Standard & Poor's
PHI	Baa2	BBB
Conectiv	Baa2	BBB
Pepco	Baa1	BBB
ACE	Baa1	BBB
DPL	Baa1	BBB

All rated securities issued pursuant to the authorization requested herein will be rated as investment grade by at least one nationally recognized rating agency. PHI and the Subsidiaries request the Commission to reserve jurisdiction over the issuance of any rated securities that are not rated as investment grade by at least one nationally recognized rating agency. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other security in reliance upon the authorization granted by the Commission pursuant to this Application-Declaration if the relevant investment grade threshold is not satisfied. A security issued prior to the registration under the Act of PHI or Conectiv, as applicable, or in accordance with any applicable rule, regulation or order of the Commission under the Act would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by PHI or a Subsidiary.

F.	Description of Specific Types of Financing
	1	PHI Financing

PHI seeks authorization to issue equity and debt securities aggregating not more than the PHI Financing Limit at any one time issued and outstanding during the Authorization Period. Such securities could include, but would not necessarily be limited to, common stock, preferred stock, preferred stock equivalent securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, short-term debt (including commercial paper), subordinated debt, bank borrowings, securities with call or put options and securities convertible into any of these securities. PHI also seeks to issue shares of common stock or options to purchase shares under stock purchase/dividend reinvestment plans and stock-based management incentive plans and employee benefit plans up to the Common Stock Plan Limit. Securities issued under the Common Stock Plan Limit would not reduce PHI's capacity to issue securities under the PHI Financing Limit. In addition, PHI and, as applicable, the Utility Subsidiaries and/or the Nonutility Subsidiaries request authorization to issue guarantees and enter into hedging transactions as described below.

6 _____________________________________________________________________________
(a)	Common Stock

PHI seeks authorization to issue and sell common stock, options, warrants, purchase contracts, units, other stock purchase rights exercisable for common stock and securities with characteristics similar to PHI common stock. PHI may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

Common stock financings may be executed pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Underwriters may resell common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If common stock is being sold in an underwritten offering, PHI may grant the underwriters thereof a "green shoe" option permitting the shares to be offered solely for the purpose of covering over-allotments.

PHI also seeks authorization to issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized by the Commission or is exempt under the Act or the rules thereunder. For purposes of calculating compliance with the PHI Financing Limit, common stock issued in negotiated transactions would be valued based upon the negotiated agreement between the buyer and the seller.

PHI proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect, shares of PHI common stock under PHI's dividend reinvestment plan, certain incentive compensation plans and other employee benefit plans currently existing or that may be adopted in the future. As noted above, PHI common stock issued pursuant to the Common Stock Plan Limit will not be included in the calculation of the PHI Financing Limit.

(b)	Preferred Stock

PHI may issue preferred stock from time to time during the Authorization Period. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by PHI's board of directors. Dividends or distributions on preferred stock will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred Stock may be convertible or exchangeable into shares of PHI common stock or unsecured indebtedness.

7 _____________________________________________________________________________
(c)	Long-Term Debt

Types of long-term debt securities may include notes, medium-term notes, or debentures, under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. Long-term debt issued by PHI will be unsecured.

Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as PHI may determine at the time of issuance. Any long-term debt (a) may be convertible into any other authorized securities of PHI, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking-fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party, and (h) may be entitled to the benefit of financial or other covenants.

Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by PHI at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

(d)	Short-Term Debt

PHI seeks authority to issue short-term debt during the Authorization Period to refund short-term debt, refund maturing long-term debt, and for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures until long-term financing can be obtained.

Types of short-term debt securities will include borrowings under one or more revolving credit facilities or bank loans, commercial paper, short-term notes and bid notes. Specific terms of any short-term borrowings will be determined by PHI at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under United States generally accepted accounting principles.

8 _____________________________________________________________________________

PHI may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold directly to investors or sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from PHI will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

PHI may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance. Any such additional short-term financings will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

(e) Guarantees

Authorization is requested during the Authorization Period for PHI to enter into guarantees to third parties, obtain letters of credit, enter into support or expense agreements or liquidity support agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to carry on in the ordinary course of their respective businesses in an aggregate amount not to exceed the PHI Guarantee Limit. Included in this amount are guarantees previously entered into by PHI and on behalf of the Subsidiaries to the extent they remain outstanding during the Authorization Period. Excluded from the PHI Guarantee Limit are obligations exempt pursuant to Rule 45. The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

A portion of the guarantees proposed to be issued by PHI may be in connection with the business of Conectiv Energy Supply, Inc. ("CESI"), PES and PES's subsidiaries. CESI conducts power marketing and trading operations. PES and its subsidiaries provide energy efficiency contracting, central plant and other equipment construction, operation and maintenance as well as conducting gas and electric marketing. PHI provides credit support in connection with the trading positions of CESI and PES entered into in the ordinary course of CESI's and PES's energy marketing and trading businesses. In addition, PHI provides credit support for certain obligations of PES and its subsidiaries entered into in the ordinary course of their energy contracting business. The provision of parent guarantees by holding companies to affiliates in the generation, power marketing and energy contracting business is standard business practice. The portion of the PHI Guarantee Limit to be used on behalf of the trading activities of CESI and PES will be no more than half of the PHI Guarantee Limit at any time during the Authorization Period.

A portion of the guarantees will be for intercompany obligations. PHI will guarantee all deposits in the Money Pool.
9 _____________________________________________________________________________

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, PHI will determine the exposure under a guarantee for purposes of measuring compliance with the PHI Guarantee Limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts.

PHI may charge each Subsidiary a fee for any guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding.

(f)	Interest Rate Risk Management

PHI requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates with respect to then existing or simultaneously created indebtedness, including interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). PHI would employ Hedge Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt, (iii) limiting the impact of changes in interest rates resulting from variable-rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedge Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, PHI will not engage in leveraged or speculative transactions. The underlying interest rate indices will closely correspond to the underlying interest rate indices of PHI's debt to which such Hedge Instruments relates. PHI will only enter into agreements with counterparties whose senior debt ratings, as published by any one nationally recognized rating agency, are investment grade ("Approved Counterparties").

In addition, PHI requests authorization to enter into interest rate Hedge Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges.

Hedge Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. PHI will determine the optimal structure of each Hedge instrument transaction at the time of execution.

10 _____________________________________________________________________________
2.	Conectiv Financing

Conectiv requests authorization to maintain existing guarantees and other forms of credit support with regard to the obligations of its subsidiaries ("Conectiv Guarantees"). Conectiv will not issue any new guarantees during the Authorization Period. Conectiv Guarantees will be included in the calculation of the PHI Guarantee Limit.

3.	Utility Subsidiary Financing

Rule 52 provides an exemption from the prior authorization requirements of the Act for a portion of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commissions. For Pepco, the issuance of long-term debt and equity securities is regulated by the District of Columbia Public Service Commission ("DC Commission"). Pepco is also regulated by the Virginia State Corporation Commission ("VSCC") but the VSCC does not have jurisdiction over its securities issuances. For ACE, the issuance of short-term debt, long-term debt and equity securities is regulated by the New Jersey Board of Public Utilities ("NJBPU"). For DPL, the issuance of long-term debt and equity securities is regulated by the Delaware Public Service Commission ("DPSC") and the issuance of short-term debt, long-term debt and equity securities is regulated by the VSCC.

Certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. The authority herein sought excludes financings exempt under Rule 52. The proceeds from the sale of securities in external financings will be used for general corporate purposes including the financing of working capital requirements.

	(a)	Short-Term Debt

Authority is requested for Pepco and DPL to have outstanding short-term debt securities in amounts not to exceed $500 million and $275 million for Pepco and DPL, respectively, at any point in time during the Authorization Period. Pepco and DPL request authority to issue the same types of short-term debt securities under the same terms as requested for PHI above. Pepco and DPL may, without counting against the limit set forth above, maintain back-up lines of credit. Any outstanding short-term debt issued by Pepco or DPL will be included in the calculation of the PHI Financing Limit. Pepco and DPL also request authorization to participate in the Money Pool as more fully described below.

	(b)	Long-Term Debt Securities and Preferred Stock

Authority is requested for Pepco to issue an aggregate of up to $1.1 billion of long-term debt securities and preferred stock during the Authorization Period. Pepco requests authority to issue long-term debt securities and preferred stock under the same terms as requested for PHI above except that Pepco may issue secured as well as unsecured debt securities. Any long-term debt or preferred stock issued by Pepco will be included in the calculation of the PHI Financing Limit.

11 _____________________________________________________________________________
(c)	Guarantees

To the extent not exempt pursuant to Rule 45(b) and Rule 52(b), authority is sought for the Utility Subsidiaries to enter into guarantees ("Utility Guarantees") during the Authorization Period in the same manner as set forth above for PHI in Item 1.F(e). The Utility Guarantees will be included in the calculation of the PHI Guarantee Limit. The issuance of any Utility Guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

Certain of the Utility Guarantees may be in support of obligations that are not capable of exact quantification. In such cases, PHI will determine the exposure under a guarantee for purposes of measuring compliance with the PHI Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

The Utility Subsidiaries may charge associate companies a fee for each guarantee provided on their behalf determined in the same manner as specified above for guarantees issued by PHI.
(d)	Interest Rate Risk Management

To the extent not exempt under Rule 52, the Utility Subsidiaries request authority to enter into Hedge Instruments subject to the limitations and requirements applicable to PHI described in Item 1.F(e).

4.	Nonutility Subsidiary Financings

In order to be exempt under Rule 52(b), any loans by PHI or Conectiv to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Nonutility Subsidiary making the borrowing is not wholly owned, directly or indirectly, by PHI, authority is requested under the Act for PHI, Conectiv or a Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Nonutility Subsidiary, such Nonutility Subsidiary will not provide any services to any associate Nonutility Subsidiary except to a wholly or partially owned subsidiary that meets one of the following conditions: (i) the Nonutility Subsidiary is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States; (ii) the Nonutility Subsidiary is an EWG that sells electricity at market-based rates that have been approved by the FERC or the relevant state public utility commission, provided that the purchaser is not one of PHI's regulated public utility subsidiaries; (iii) the Nonutility Subsidiary is a qualifying facility ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, or to a electric utility company (other than the Utility Subsidiaries) at the purchaser's "avoided costs" as determined under the regulations under PURPA; (iv) the Nonutility Subsidiary is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not one of the Utility Subsidiaries; or (v) the Nonutility Subsidiary is engaged solely in the business of developing, owning, operating and/or providing services to a company described in clauses (i)-(iv) above.

12 _____________________________________________________________________________

5.	Guarantees by Nonutility Subsidiaries, Money Pool and Intrasystem Advances
	(a)	Nonutility Subsidiary Guarantees

To the extent not exempt pursuant to Rule 45(b) and Rule 52(b), the Nonutility Subsidiaries request authority to provide to other Nonutility Subsidiaries guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees"). The Nonutility Subsidiary Guarantees will be included in the calculation of the PHI Guarantee Limit. The issuance of any Nonuility Subsidiary Guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable. The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by PHI.

	(b)	Authorization and Operation of the PHI System Money Pool

PHI and the Subsidiaries hereby request authorization to continue operation of the Money Pool, and the Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Money Pool, to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. PHI requests authorization to contribute surplus funds and to lend and extend credit to the Money Pool.

PHI and the Subsidiaries believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Money Pool will generally be higher than the typical yield on short-term investments.

Under the terms of the Money Pool, short-term funds would be available from the following sources for short-term loans to the Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants other than PHI, (2) surplus funds in the treasury of PHI ((1) and (2) comprise "Internal Funds"), and (3) proceeds from the issuance of short-term debt securities by Money Pool participants or by PHI for loan to the Money Pool ("External Funds"). Funds would be made available from such sources in such order as PHISCO, the administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Money Pool participant at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit I-1 for a copy of the Form of Money Pool Agreement.

No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from other lenders. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, PHI. In situations in which limited funds are available in the Money Pool for loans, the Utility Subsidiaries would have first priority for such funds.

13 _____________________________________________________________________________

The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Money Pool participants lending External Funds to the Money Pool would initially be paid by the participant maintaining such line. A portion of such costs, or all of such costs in the event a Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Money Pool, would be retroactively allocated every month to the companies borrowing such External Funds through the Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

If only Internal Funds make up the funds available in the Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

If only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's weighted average of the cost for such External Funds (or, if more than one Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Money Pool participants for such External Funds).

In cases where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).

Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market mutual funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

The interest income earned on investments in the Money Pool would be allocated among the participants in the Money Pool in accordance with the weighted average proportion each participant's contribution of funds bears to the total amount of funds in the Money Pool.

Each Subsidiary receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

14 _____________________________________________________________________________

Pepco and DPL may have up to $500 million and $275 million, respectively, borrowed at any one time from the Money Pool. Amounts borrowed by Pepco and DPL from the Money Pool would count against the short-term borrowing authority for Pepco and DPL referred to in Item 1.F.3 above.

Operation of the Money Pool, including record keeping and coordination of loans, will be handled by PHISCO, or its successor, under the authority of the appropriate officers of the participating companies. The Money Pool will be administered on an "at cost" basis.

	(c)	Intrasystem Financing

Generally, PHI, Conectiv or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by PHI, Conectiv or a Nonutility Subsidiary to a Nonutility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intrasystem loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal. In the limited circumstances where the Nonutility Subsidiary effecting the borrowing is not wholly owned by PHI, Conectiv or a Nonutility Subsidiary, directly or indirectly, authority is requested under the Act for PHI, Conectiv or a Nonutility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Nonutility Subsidiary, such Nonutility Subsidiary will not provide any services to any associate Nonutility Subsidiary except a company that meets one of the conditions for rendering of services on a basis other than at cost as described in Item 1.J below. In the event any such loans are made, PHI will include in the next certificate filed pursuant to Rule 24 substantially the same information as required on Form U-6B-2 with respect to such transaction.

PHI will comply with the requirements of Rule 45(c) regarding tax allocations except as otherwise approved by the Commission to alter such requirements.
6.	Financing Entities

PHI and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of PHI and the Subsidiaries through the issuance of short-term debt, long-term debt, preferred stock, or equity securities or any other type of security authorized by rule or order to third parties and the transfer of the proceeds of such financings to PHI or such Subsidiaries. PHI or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such financing subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. Each of the Subsidiaries also requests authorization to enter into an expense

15 _____________________________________________________________________________

agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intrasystem mirror debt and parent guarantee shall not be included. PHI proposes that the aggregate amount of securities to be issued by financing subsidiaries be included in the PHI Financing Limit. Specifically excluded from this limitation is the issuance of up to $1.108 billion of securitization securities by Atlantic City Electric Transition Funding LLC ("ACETF"). The Commission has reserved jurisdiction over such issuance by ACETF in File No. 70-9899.

	7.	Changes in Capital Stock of Wholly Owned Subsidiaries

The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to PHI or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. As needed to accommodate such proposed transactions and to provide for future issues, authority is requested to change the terms of any wholly owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by PHI or other intermediate parent company.

The requested authorization is limited to PHI's wholly owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.

G.	Investments in EWGs and FUCOs
	1.	PHI Investments in EWGs and FUCOs

As of September 30, 2004, PHI's aggregate investment in EWGs and FUCOs as defined in Rule 53(a)(1) was $3,013.3 million. In the Prior Financing Order, the Commission authorized PHI to invest up to 100% of PHI's retained earnings plus $3.5 billion in EWGs and FUCOs. As of September 30, 2004, PHI's retained earnings were $904.6 million, making PHI's maximum investment in EWGs and FUCOs equal to $4,404.5 million. PHI hereby requests authorization to invest in EWGs and FUCOs up to the PHI Exempt Project Limit during the Authorization Period.

16 _____________________________________________________________________________
H.	Payment of Dividends by Nonutility Subsidiaries Out of Capital or Unearned Surplus

The Applicants propose that Nonutility Subsidiaries be permitted to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law and state and national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants and, in addition, will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

I.	Intermediate Subsidiaries and Nonutility Reorganizations

PHI proposes to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined below, relating to such subsidiaries.

Administrative Activities include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage PHI's investments in nonutility subsidiaries. Development Activities will be limited to due diligence and design review, market studies, preliminary engineering, site inspection, preparation of bid proposals, including, in connection therewith, posting of bid bonds, application for required permits and/or regulatory approvals, acquisitions of site options and options on other necessary rights, negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms and other project contractors, negotiation of financing commitments with lenders and other third-party investors, and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interest in new businesses.

An Intermediate Subsidiary may be organized, among other things,: (i) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other nonutility subsidiary; (ii) to facilitate closing on the purchase or financing of such acquired company after the awarding of a bid; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by PHI and nonaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit PHI's exposure to taxes; (vii) to further insulate PHI and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (viii) for other lawful purposes.

17 _____________________________________________________________________________

Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by PHI from the Commission; and (iii) other available cash resources, including proceeds of securities sales by Nonutility Subsidiaries pursuant to Rule 52. To the extent that PHI provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG, FUCO or Rule 58 Subsidiary, the amount of such funds or guarantees will be included in PHI's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

PHI requests authorization to consolidate or otherwise reorganize all or any part of its direct or indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, PHI may wish to merge or contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Nonutility Subsidiary to sell) the equity securities or all or part of the assets of one Nonutility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or the rules thereunder, PHI hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, PHI's ownership in existing and future Nonutility Subsidiaries. Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Nonutility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable laws and accounting requirements.

PHI requests authorization to make expenditures on Development Activities, as defined above, in an aggregate amount up to $200 million. PHI proposes a "revolving fund" concept for permitted expenditures on Development Activities. Thus, to the extent a Nonutility Subsidiary in respect of which Development Activities were made subsequently becomes an EWG, FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or Rule 58, as applicable.

18 _____________________________________________________________________________
J.	Exemption of Certain Transactions from At-Cost Requirements

PHI requests authority for the Nonutility Subsidiaries to provide, consistent with recent Commission orders, certain services in the ordinary course of their business to each other, in certain circumstances described below, at any price they deem appropriate, including but not limited to cost or fair market prices, and they request an exemption pursuant to Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged. Any services provided by the Nonutility Subsidiaries to the Utility Subsidiaries will continue to be provided at "cost" consistent with Rules 90 and 91. A Nonutility Subsidiary will not provide services at other than cost to any other Nonutility Subsidiary that, in turn, provides such services, directly or indirectly, to any other associate company that is not a Nonutility Subsidiary, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption from those rules and regulations obtained pursuant to a separate filing.

Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of Section 13(b) from the at-cost requirement if the transactions "involve special or unusual circumstances." In the past, the Commission has recognized that the at-cost provisions of the Act and the Commission's rules under the Act were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service contracts by their holding companies and by servicing companies controlled by their holding companies." In light of this fact, the Commission has granted exemptions from the at-cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place."[2] Accordingly, PHI requests authority for the Nonutility Subsidiaries to provide services to each other at other than cost in any case where the Nonutility Subsidiary receiving such services is: (a) a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States; (b) an EWG that sells electricity at market-based rates that have been approved by the FERC, provided that the purchaser of such electricity is not an associate public utility company; (c) a QF within the meaning of PURPA, that sells electricity exclusively (i) at rates negotiated at arm's-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than an associate utility company) at the purchaser's avoided cost as determined in accordance with FERC's regulations under PURPA; (d) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate public utility company; or (e) a direct or indirect subsidiary of PHI formed pursuant to Rule 58 under the Act or any other non-utility company that (i) is partially owned by PHI, provided that the ultimate recipient of such services is not an associate public utility company, or (ii) is engaged solely in the business of developing, owning, operating, and/or providing services to Nonutility Subsidiaries described in clauses (a) through (d) immediately above, or (iii) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

[2]Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999), and decisions cited therein. See also Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26, 1999), and decisions cited therein; and New England Electric System, Holding Co. Act Release No. 22309 (Dec. 9, 1981).

19 _____________________________________________________________________________
K.	Authorization to Engage in Energy-Related Activities Outside of the United States

PHI, on behalf of any current or future nonutility subsidiaries, requests authority for such nonutility subsidiaries to engage in certain "energy-related" activities outside the United States during the Authorization Period.

Such activities may include:
1.	the brokering of electricity, natural gas and other energy commodities ("Energy Marketing");
2.

energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate), energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating and air conditioning, electrical and power systems, alarm and warning systems, and related structures, in connection with energy-related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical systems; and

3.

engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, finance, feasibility studies, and other similar services.

The Applicants request that the Commission (i) authorize nonutility subsidiaries to engage in Energy Marketing activities in Canada and Mexico and reserve jurisdiction over Energy Marketing Services anywhere outside of Canada and Mexico pending completion of the record in this proceeding; (ii) authorize nonutility subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States; and (iii) reserve jurisdiction over other activities of nonutility subsidiaries outside the United States pending completion of the record.

The Applicants note that the Commission authorized PHI to provide the services detailed above through June 30, 2005 in the Merger Order.
20 _____________________________________________________________________________
	L.	Filing of Certificates of Notification

It is proposed that, with respect to PHI, the reporting systems of the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act") be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and PHI. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application-Declaration. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter.

The Rule 24 certificates will contain the following information:
•

The sales, if any, of common stock by PHI, the purchase price per share and the market price per share at the date of the agreement of sale and the aggregate amount of common stock issued during the Authorization Period;

•

The total number of shares of PHI common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted and the total number of shares of PHI stock issued or issuable pursuant to options outstanding during the period;

•

If PHI common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

•

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount terms and purpose of the guarantee and the total amount of guarantees issued and outstanding during the Authorization Period;

•	The amount and terms of any PHI indebtedness issued during the quarter and the total amount of PHI indebtedness issued and outstanding during the Authorization Period;
•

The amount and terms of any indebtedness issued by any Utility Subsidiary or Nonutiltiy Subsidiary during the quarter that is not exempt under Rule 52 and the total amount of Utility Subsidiary and Nonutiltiy Subsidiary indebtedness issued and outstanding during the Authorization Period;

•	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;
21 _____________________________________________________________________________
•

If any Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

•	If any proceeds are used for VIEs, a description of the accounting for such transaction under FASB46R;
•	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;
•

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the quarter;

•

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and the capital structure of each of the Utility Subsidiaries;

•

A retained earnings analysis of PHI on a consolidated basis and the Utility Subsidiaries detailing gross earnings, goodwill amortization, dividends paid out of capital surplus and the resulting capital account balances at the end of the quarter;

•

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application-Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24;

•	Identification of any investment in new EWGs or FUCOs during the quarter and the aggregate amount of investment in EWGs and FUCOs as of the end of the quarter; and
•	Consolidated capitalization ratios of PHI and the Utility Subsidiaries as of the end of the quarter.
Item 2.	Fees, Commissions and Expenses
Estimated legal fees and expenses $*
Estimated miscellaneous expenses and fees *
Total $*
* To be filed by amendment

The above estimated fees and expenses do not include underwriting fees and other expenses incurred in completing specific financial transactions or other transactions covered in this file. The fees and expenses incurred for specific financings will not exceed 5% of the proceeds thereof.

22 _____________________________________________________________________________
Item 3.	Applicable Statutory Provisions
The proposed transactions are subject to Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 45(c), 46(a) and 53 thereunder.
	A.	General

Sections 6(a), 7, 9(a), 10 and 12 of the Act, and Rules 45(c), 46(a) and 53 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

PHI respectfully submits that the authorizations requested in this Application/Declaration are in the best interests of the applicants and appropriate for the protection of investors and consumers. PHI further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

	B.	Rule 54 Analysis

Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

PHI currently does not meet the conditions of Rule 53(a). At September 30, 2004, PHI's "aggregate investment," as defined in Rule 53(a)(1) was approximately $3,013.3 million. At September 30, 2004,, PHI's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were $904.6 million. Accordingly, at September 30, 2004, PHI's aggregate investment exceeded 50% of its consolidated retained earnings, the "safe harbor" limitation contained in Rule 53(a). However, under the Prior Financing Order, the Commission authorized PHI to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $3.5 billion. At September 30, 2004, based on the Prior Financing Order, PHI could have had an aggregate investment of $4,404.6 million. Therefore, although PHI's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the Prior Financing Order.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. None of the circumstances described in 53(b) have occurred, and Rule 53(c) is inapplicable by its terms.

23 _____________________________________________________________________________
Item 4.	Regulatory Approval

The DC Commission has jurisdiction over the issuance of long-term debt and equity securities by Pepco and Pepco currently has authority from the DC Commission for the issuance of up to $1.1 billion of such securities. No state utility commission has jurisdiction over the issuance of short-term debt securities by Pepco. The issuance of short-term debt securities by DPL is subject to the jurisdiction of the VSCC and DPL currently has authority from the VSCC to issue up to $275 million of such securities. Applicants are not requesting authorization in this file for the issuance of other securities by Pepco, DPL or ACE that are subject to state utility commission approvals.

Item 5.	Procedure

Applicants respectfully request that the Commission publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible, such notice to specify a date by which comments may be entered and such date being the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30 day period between the issuance of the Commission's order and the date on which it is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.	Exhibits and Financial Statements
	A.	Exhibits:
F-1	Opinion of Counsel (to be filed by amendment)
H-1	Proposed Form of Notice (filed herewith)
I-1	Form of Money Pool Agreement (filed herewith)
	B.	Financial Statements:
FS-1	Balance Sheets as of September 30, 2004
	1.	Pepco Holdings, Inc. (incorporated by reference to the Form 10-Q filed on November 9, 2004)
	2.	Potomac Electric Power Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
	3.	Conectiv (filed herewith)
	4.	Delmarva Power & Light Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
	5.	Atlantic City Electric Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
24 _____________________________________________________________________________
FS-2	Income Statement for the Nine Months Ended September 30, 2004
	1.	Pepco Holdings, Inc. (incorporated by reference to the Form 10-Q filed on November 9, 2004)
	2.	Potomac Electric Power Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
	3.	Conectiv (filed herewith)
	4.	Delmarva Power & Light Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
	5.	Atlantic City Electric Company (incorporated by reference to the Form 10-Q filed on November 9, 2004)
Item 7.	Information as to Environmental Effects

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

25 _____________________________________________________________________________
SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: February 15, 2005	Pepco Holdings, Inc. By:/s/ Dennis R. Wraase Dennis R. Wraase Chairman, President and Chief Executive Officer
Potomac Electric Power Company POM Holdings, Inc. By:/s/ Dennis R. Wraase Dennis R. Wraase Chairman and Chief Executive Officer
Pepco Communications, Inc. By:/s/ Dennis R. Wraase Dennis R. Wraase President and Chief Executive Officer
26 _____________________________________________________________________________
DATE: February 15, 2005

Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
AMP Funding, L.L.C.
RAMP Investments, Inc.
Pepco Technologies, LLC
PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
Friendly Skies, Inc.
PCI Netherlands Corporation
PCI Queensland Corporation
PCI Ever, Inc.

By:/s/ Andrew W. Williams
       Andrew W. Williams
       President and Chief Executive Officer

PCI Engine Trading, Ltd. By:/s/ Richard Battista Richard Battista Vice President and Controller
27 _____________________________________________________________________________
DATE: February 15, 2005	Pepco Energy Services, Inc. By:/s/ E.R. Mayberry E. R. Mayberry President and Chief Executive Officer
DATE: February 15, 2005	Pepco Building Services, Inc. Pepco Government Services LLC By:/s/ E.R. Mayberry E. R. Mayberry Chief Executive Officer
DATE: February 15, 2005	Potomac Power Resources, LLC By:/s/ E.R. Mayberry E. R. Mayberry President
DATE: February 15, 2005

MET Electrical Testing Company, Inc.
Engineered Services, Inc.
Unitemp, Inc.
Seaboard Mechanical Services, Inc.
Severn Construction Services, LLC
W. A. Chester, LLC
W. A. Chester Corporation

By:/s/ Robert Aylward
       Robert Aylward
       Chief Executive Officer

DATE: February 15, 2005	PES Home Services of Virginia By: /s/ Peter E. Meier Peter E. Meier Secretary
28 _____________________________________________________________________________
DATE: February 15, 2005	Pepco Enterprises, Inc. Atlantic Jersey Thermal Systems, Inc. Conectiv Thermal Systems, Inc. Thermal Energy LP 1 By: /s/ David Weiss David Weiss President
DATE: February 15, 2005	Conectiv Conectiv Energy Holding Company Conectiv Energy Supply, Inc. Delmarva Power & Light Company PHI Service Company By: /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
DATE: February 15, 2005	Atlantic City Electric Company By: /s/ Anthony J. Kamerick Anthony J. Kamerick Treasurer
29 _____________________________________________________________________________
DATE: February 15, 2005

ACE REIT, Inc.
ATE Investment, Inc.
ATS Operating Services, Inc.
Atlantic City Electric Transition Funding, LLC
Atlantic Generation, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, LLC
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Mid Merit, LLC
Conectiv Pennsylvania Generation, LLC
Conectiv Properties and Investments, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
DCTC-Burney, Inc.
Delaware Operating Services Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
PHI Operating Services Company
Vineland Limited, Inc.
Vineland General, Inc.
Conectiv Plumbing, L.L.C.

By: /s/ Karen G. Almquist
       Karen G. Almquist
       Treasurer

30 _____________________________________________________________________________
Exhibit H-1
Proposed Form of Notice SECURITIES AND EXCHANGE COMMISSION (Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Pepco Holdings, Inc. (70-_____)

Pepco Holdings, Inc. ("PHI"), a registered holding company, and its subsidiaries have filed an application-declaration with the Commission under sections 6(a), 7, 9(a), 10 and 12 of the Act, and rules 45(c), 46(a) and 53 under the Act.

In this application-declaration, PHI and its subsidiaries request authorization to engage in the various transactions described therein through June 30, 2008 (the "Authorization Period").
The financing authorizations and other approvals requested during the Authorization Period relate to:
•	external issuances by PHI of common stock, preferred stock and debt securities in an amount not to exceed $6 billion at any one time issued and outstanding;
________________________________________________________________________
•	the issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans;
•

guarantees and other forms of credit support by PHI, Conectiv, the utility subsidiaries and the nonutility subsidiaries of obligations of affiliated persons in favor of unaffiliated persons in an aggregate amount not to exceed $3.5 billion;

•	hedging transactions by PHI and the utility subsidiaries (to the extent not exempt pursuant to Rule 52) with regard to their indebtedness;
•

issuances of short-term debt securities by Potomac Electric Power Company ("Pepco") and Delmarva Power & Light Company not to exceed $500 million and $275 million, respectively, outstanding at any one time;

•	issuances of long-term debt securities and preferred stock by Pepco not to exceed $1.1 billion in aggregate;
•	issuances by nonutility subsidiaries of securities and the entering into of hedging transactions that are not exempt pursuant to Rule 52;
•	operation of the PHI System money pool;
•	intrasystem financing to the extent that such transactions are not exempt pursuant to Rules 45 and 52;
•

the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

•	the ability of wholly owned subsidiaries to alter their capital stock;
•

the use of the proceeds of financings in an amount not to exceed 100% of PHI's consolidated retained earnings plus $4 billion for investments in Exempt Wholesale Generators and Foreign Utility Companies;

•	the ability of nonutility subsidiaries to pay dividends out of capital or unearned surplus;
2 ________________________________________________________________________
•

the restructuring of PHI's nonutility interests from time-to-time, including the establishment of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing and holding the securities of one or more existing or future nonutility subsidiaries;

•	the exemption of certain transactions from the "at cost" requirements of Rules 90 and 91; and
•	the ability of nonutility subsidiaries to engage in energy-related activities outside of the United States.
For the Commission by the Division of Investment Authority, pursuant to delegated authority.
3 ________________________________________________________________________